UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2010

Commission File Number  000-50112

Newcastle Resources Ltd.
(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia  V6C 2B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - [  ]

NEWCASTLE RESOURCES LTD.

(An Exploration Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Newcastle Resources Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Newcastle Resources Ltd. (An Exploration Stage Company) as at December 31, 2009 and 2008 and the statements of operations and comprehensive loss, cash flows and stockholders’ deficiency for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcastle Resources Ltd. (An Exploration Stage Company) as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 6, 2010

COMMENTS BY AUDITORS ON CANADA – UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 6, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 6, 2010

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

ASSETS	2009	2008

Current
Cash and cash equivalents	$90,212	$30,354
Amounts receivable	931	4,193
	91,143	34,547
Mineral properties – Note 3	1	22,525

	$91,144	$57,072

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$21,893	$55,073
Advances payable – Note 4	194,139	195,648
Loans payable – Note 4	65,938	76,833

	281,970	327,554

STOCKHOLDERS’ DEFICIENCY

Share capital – Note 5	8,827,569	8,827,569
Contributed surplus	236,808	236,808
Deficit	(9,255,203)	(9,334,859)

	(190,826)	(270,482)

	$91,144	$57,072
Nature and Continuance of Operations – Note 1
Subsequent Event – Note 14

APPROVED ON BEHALF OF THE BOARD:

“John Toljanich”	Director	“Brent Petterson"	Director
John Toljanich		Brent Petterson

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
for the years ended December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

	2009	2008	2007

General and administrative expenses
Stock-based compensation – Note 5 and 6	$-	$(447)	$146,994
Management fees – Note 6	33,000	22,000	72,346
Legal	37,464	46,194	33,857
Consulting fees	8,880	-	23,472
Accounting and audit – Note 6	25,835	35,000	45,840
Transfer agent and filing fees	24,321	23,569	16,062
Directors fees – Note 6	1,000	-	-
Rent, printing and office	8,162	8,648	26,091
Travel and entertainment	781	250	7,539
Interest and bank charges	565	701	1,599

Loss before other items	(140,008)	(135,915)	(373,800)

Other items
Gain on option of mineral property – Note 3	154,802	-	-
Mineral properties written off – Note 3	-	-	(234,920)
Gain on disposition of subsidiary – Note 12	-	8,250	-
Gain on sale of marketable securities – Note 11	22,423	-	-
Interest income	-	-	867
Foreign exchange	42,439	(42,605)	4,936

Net and comprehensive income (loss) for the year	$79,656	$(170,270)	$(602,917)

Basic and diluted income (loss) per share	$0.06	$(0.14)	$(0.50)

Weighted average number of common shares outstanding	1,258,797	1,258,797	1,215,333

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

	2009	2008	2007
Operating Activities
Net income (loss) for the year	$79,656	$(170,270)	$(602,917)
Add (deduct) items not affecting cash:
Mineral properties written off	-	-	234,920
Stock–based compensation	-	(447)	146,994
Gain on option of mineral property	(154,802)	-	-
Gain on disposition of subsidiary	-	(8,250)	-
Gain on sale of marketable securities	(22,423)	-	-
Foreign exchange (gain) loss	(42,453)	42,605	-

	(140,022)	(136,362)	(221,003)
Changes in non-cash working capital items related to operations:
Amounts receivable	3,262	(192)	(1,088)
Accounts payable and accrued liabilities	(33,181)	(2,436)	7,979

	(169,941)	(138,990)	(214,112)
Financing Activities
Loans payable	-	-	(8,143)
Advances payable	30,050	167,790	-
Proceeds from common shares issued	-	-	184,955

	30,050	167,790	176,812

Investing Activities
Proceeds on sale of marketable securities	100,823	-	-
Proceeds on mineral property option payment	100,000	-	-
Net cash on disposal of subsidiary	-	(1,097)	-
Mineral property costs	(1,074)	(2,016)	(78,722)

	199,749	(3,113)	(78,722)

Increase (decrease) in cash during the year	59,858	25,687	(116,022)

Cash and cash equivalents, beginning of the year	30,354	4,667	120,689

Cash and cash equivalents, end of the year	$90,212	$30,354	$4,667

Non-cash Transaction – Note 7

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDER’S DEFICIENCY
for the years ended December 31, 2009, 2008 and 2007
 (Stated in Canadian Dollars)

	# of Issued
	Common		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2006	1,174,158	$8,509,552	$223,323	$(8,561,672)	$171,203

Shares issued for cash on private placements	60,472	147,790	-	-	147,790
Shares issued for cash on exercise of options	24,167	170,227	(133,062)	-	37,165
Stock-based compensation	-	-	146,994	-	146,994
Net loss for the year	-	-	-	(602,917)	(602,917)

Balance, December 31, 2007	1,258,797	8,827,569	237,255	(9,164,589)	(99,765)

Stock-based compensation	-	-	(447)	-	(447)
Net loss for the year	-	-	-	(170,270)	(170,270)

Balance, December 31, 2008	1,258,797	8,827,569	236,808	(9,334,859)	(270,482)

Net income for the year	-	-	-	79,656	79,656

Balance, December 31, 2009	1,258,797	$8,827,569	$236,808	$(9,255,203)	$(190,826)

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 1             Nature and Continuance of Operations

Newcastle Resources Ltd. (formerly Pan American Gold Corporation) (“the Company”) was incorporated in the Province of Ontario, Canada and its common shares are listed for trading on the OTC Bulletin Board in the United States.  On November 10, 2008, the Company changed its name from Pan American Gold Corporation to Newcastle Resources Ltd.

On April 18, 2008, the Company’s inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved.  On October 7, 2008, the Company’s Mexican subsidiary, Compania Minera P.A.M. de C.V. (“PAM”) was declared inactive by the Mexican registrar of companies and on December 2, 2008 the Company disposed of the shares of PAM.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.  The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.  It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

At December 31, 2009, the Company had a working capital deficiency of $190,827 (2008: $293,007) and had an accumulated deficit of $9,255,203 (2008: $9,334,859) which has been financed primarily by the issuance of equity.  These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and its liabilities in the normal course of business.  The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its future exploration commitments and to complete the development of its properties and/or realize proceeds from the sale of one or more of the properties.  These financial statements do not reflect any adjustments related to carrying values and classification of assets and liabilities which would be necessary should the Company be unable to continue as a going concern.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2	Significant Accounting Policies

Principles of Consolidation and Basis of Accounting

These financial statements are prepared in accordance with generally accepted accounting principles in Canada.

The consolidated balance sheet at December 31, 2008, included the assets and liabilities of the Company’s formerly wholly-owned subsidiaries, Pan American Gold Corporation (Nevada) (“Pan American”) and Compania Minera P.A.M. de C.V. (“Compania”) and the consolidated statement of operations, comprehensive income (loss) and cash flows for the years ended December 31, 2008 and 2007 included the accounts of Pan American and Compania. All inter-company transactions and balances were eliminated.

The balance sheet at December 31, 2009, includes only the accounts of the Company due to the disposal of its subsidiaries on April 14, 2008 for Pan American and on December 2, 2008 for Compania. As such, the financial statements as at and for the year ended December 31, 2009 are not consolidated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. Cash and cash equivalents include an investment in a redeemable guaranteed investment certificate (“GIC”) with an interest rate of prime minus 2.0% per annum. At December 31, 2009, the fair value of the GIC was $80,000 (2008 - $Nil).

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2             Significant Accounting Policies – (cont’d)

Foreign Currency Translation and Subsidiary Translation

The accounts of the Company are stated in Canadian dollars.  Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary balance sheet accounts are translated into Canadian dollars at the exchange rate in effect on the transaction date.  Expenses are translated into Canadian dollars at the exchange rate in effect on the transaction date.

The Company’s US and Mexican subsidiaries were considered integrated foreign subsidiaries which were financially and operationally dependent on the Company.  The Company used the temporal method to translate the accounts of its integrated US and Mexican operations into Canadian dollars.  Monetary assets and liabilities were translated at the exchange rates in effect at the balance sheet date.  Non-monetary assets and liabilities were translated at historical rates.  Expenses were translated at average rates for the year.  Any resulting translation gains or losses were recognized in operations.

Basic and Diluted Income (Loss) Per Share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the years. The treasury stock method is used for the calculation of diluted loss per share.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.  As the Company recorded a net loss in 2008 and2007, basic and diluted net loss per share are the same since the exercise of warrants, or options would be anti-dilutive.  Although the company recorded net income in 2009, there were no warrants or options outstanding and therefore basic and diluted income per share is the same.

Stock-based Compensation

The Company accounts for the granting of stock options and direct awards of stock to employees, directors and non-employees using the fair value method whereby all awards will be recorded at fair value on the date of
Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2             Significant Accounting Policies – (cont’d)

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that substantive enactment occurs.  A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates relate to recoverability or valuation of mineral properties, the valuation of stock-based compensation and future income tax asset valuation allowances. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances.   However, actual results may differ from the estimates.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2             Significant Accounting Policies – (cont’d)

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of which the carrying amount of the asset exceeds the fair value of the asset.

Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations" in accounting for its resource properties.  This standard requires liability recognition for retirement obligations associated with the Company's resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as resource properties.  As of December 31, 2009 and 2008, the Company did not have any asset retirement obligations.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 3             Mineral Properties

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty.

On April 14, 2009, the Company entered into an option and purchase agreement with Premier Gold Mines Limited (“Premier”) to option its 100% interest in the Lennie Property.  Under the terms of the agreement, the Company can receive $400,000 and 160,000 common shares of Premier over a period of three years, including $100,000 (received) and 40,000 common shares (received) on signing of the agreement.  The shares were valued at $78,400 which represents $1.96 per share being the closing price of Premier’s common shares on April 14, 2009.

A 3% net smelter return royalty is payable to the Company, which includes an underlying 2% royalty.  One-third (1% NSR) can be purchased by Premier at any time for the sum of $1,000,000.  In addition, Premier must incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.  The option proceeds in excess of the book value of the Lennie property of $154,802 were shown as gain on option of mineral property in the statement of operations.

Subsequent to year end, Premier terminated the option agreement made between the Company and Premier. See Note 14.

Huicicila Property, Nayarit State, Mexico

On May 15, 2006, the Company acquired the right to earn a 100% interest in the Huicicila Property which covered 994 hectares in Nayarit State, Mexico by completing the following:

Year 1 – Initial payment of US $20,000 (paid) and a second payment of US $40,000 (unpaid) six months subsequent to the initial payment.  Additionally, the Company was required to complete fieldwork commitments of US $100,000 (incurred) on direct exploration of the property in that year.

Year 2 – Payment of US $120,000 on the anniversary date of the option and a field work commitment of US $200,000 was required to be completed.

The optionor of the Huicicila Property was a director of the Company.

During the year ended December 31, 2007, the Company abandoned its option on the Huicicila Property.  Mineral property costs totalling $234,920 were written off.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 3                 Mineral Properties – (cont’d)

2009:
	Lennie	Huicicila	Total
Interest in Claims:
Balance, January 31, 2009	$9,256	$-	$9,256
Additions	-	-	-
Option proceeds	(9,255)	-	(9,255)
Balance, December 31, 2009	1	-	1
Exploration Expenditures:
Balance, January 31, 2009	13,269	-	13,269
Additions	1,074	-	1,074
Option proceeds	(14,343)	-	(14,343)
Balance, December 31, 2009	-	-	-
Total, December 31, 2009	$1	$-	$1

2008:
	Lennie	Huicicila	Total
Interest in Claims:
Balance, January 31, 2008	$7,240	$-	$7,240
Additions	2,016	-	2,016
Balance, December 31, 2008	9,256	-	9,256
Exploration Expenditures:
Balance, January 31, 2008	13,269	-	13,269
Additions	-	-	-
Balance, December 31, 2008	13,269	-	13,269
Total, December 31, 2008	$22,525	$-	$22,525

2007:
	Lennie	Huicicila	Total
Interest in Claims:
Balance, January 31, 2007	$-	$22,342	$22,342
Additions	7,240	-	7,240
Written-off	-	(22,342)	(22,342)
Balance, December 31, 2007	7,240	-	7,240
Exploration Expenditures:
Balance, January 31, 2007	13,269	141,096	154,365
Additions	-	71,482	71,482
Written-off	-	(212,578)	(212,578)
Balance, December 31, 2007	13,269	-	13,269
Total, December 31, 2007	$20,509	$-	$20,509

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 4             Advances and Loans Payable

Advances and loans payable are from unrelated third parties, unsecured, non-interest bearing and have no specific terms of repayment.  During the year, an advance of $30,050 (US$25,000) was received.  The remaining change in the advances and loans payable balances is due to the translation of the balances at the exchange rate in effect at the balance sheet date.  The advances and loans payable are denominated in US dollars for $194,139 and $65,938, respectively (US$185,000 and US$62,834, respectively) (2008 - $195,648 and $76,833, respectively (US $160,000 and US$62,834, respectively)).

Note 5             Share Capital

Authorized:

Unlimited number of common shares without par value
Unlimited number of non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

Share Consolidation:

On November 21, 2008, the Company effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held.  The consolidation has been applied retroactively to the number of issued common shares in the consolidated statement of shareholders’ deficiency as well as to the numbers of share purchase options and warrants outstanding.

Issued Common Shares:

During the year ended December 31, 2007, the Company issued 27,138 units at US$3.00 per unit for total proceeds of $95,930 pursuant to private placement agreements.  Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$6.00 per share until March 9, 2009.

During the year ended December 31, 2007, the Company issued 33,334 units at US$1.50 per unit for total proceeds of $51,860 pursuant to private placement agreements.  Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$1.50 per share until August 24, 2009.

No value was attributed to the share purchase warrant contained in the units.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 5             Share Capital – (cont’d)

Share Purchase Warrants:

A summary of share purchase warrant activity during the year ended December 31, 2007 is presented below:
		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, December 31, 2006	33,333	$24.00
Issued	60,472	$3.52
Expired	(33,333)	$24.00

Outstanding, December 31, 2007	60,472	$3.52

There was no share purchase warrant activity during the year ended December 31, 2008.

A summary of share purchase warrant activity during the year ended December 31, 2009 is presented below:
		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, December 31, 2008	60,472	$3.52
Expired	(60,472)	$3.52

Outstanding, December 31, 2009	-	-

Stock-based Compensation Plan

Effective September 9, 2008, the Company amended their stock option plan to grant stock options up to a total of 10% of the issued and outstanding common shares of the Company on the date of issue. Stock option vest as specified by the Plan Administrator at the time of grant.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 5                 Share Capital – (cont’d)

Stock-based Compensation Plan – (cont’d)

On March 5, 2007, the Company re-priced 40,000 options from US$10.50 to US$6.00 expiring on October 18, 2011. There were no incremental compensation costs resulting from the re-pricing.

On August 24, 2007, the Company re-priced 26,667 options from US$6.00 to US$1.50 expiring on October 18, 2011. There were no incremental compensation costs resulting from the re-pricing.

On September 5, 2007, the Company granted 40,000 stock options exercisable at US$1.50 vesting at various dates through June 5, 2008 and expiring September 5, 2012.

There were no stock options granted during the years ended December 31, 2009 and 2008.

A summary of stock option plan activity for the years ended December 31, 2008 and 2007 is presented below:

	Year ended		Year ended
	December 31,		December 31,
	2008		2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of year	42,500	US$1.50	40,000	US$10.50
Granted	-	-	106,667	US$3.30
Exercised	-	-	(24,167)	US$1.50
Cancelled	(42,500)	US$1.50	(80,000)	US$7.50

Outstanding, end of year	-	-	42,500	US$1.50

Exercisable, end of year	-	-	22,500	US$1.50

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 5             Share Capital – (cont’d)

Stock-based Compensation Plan – (cont’d)

The Company uses the Black-Scholes option valuation model to value stock options granted. The Black- Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

	2009	2008	2007

Expected dividend yield	-	-	0%
Expected stock price volatility	-	-	123%
Risk-free interest rate	-	-	4.03%
Expected life of options	-	-	5 years

The grant-date fair value of options granted during the year ended December 31, 2007 was $1.20.

Stock-based compensation expense for the year ended December 31, 2009 was $Nil (2008: ($447); 2007: $146,994).

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 6	Related Party Transactions

The Company incurred the following charges by directors, former directors, officers and former officers of the Company or by companies with directors or former directors in common with the Company during each of the three years in the period ended December 31, 2009:

	2009	2008	2007

Accounting fees	$-	$5,000	$14,590
Directors fees	1,000	-	-
Management fees	33,000	22,000	72,346
Stock based compensation	-	(447)	146,994

	$34,000	$26,553	$233,930

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable and accrued liabilities includes $Nil (December 31, 2008: $525) due to a company with a director in common with the Company.  Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Note 7            Non-Cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended December 31, 2009, the following transaction was excluded from the statement of cash flows:

-
the Company received 40,000 common shares of Premier Gold Mines Limited valued at $78,400 as partial consideration for the signing of the April 14, 2009 option and purchase agreement on the Lennie property.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 8                 Income Taxes

A reconciliation of the income tax provision computed at Canadian statutory income tax rates to the reported income tax provision is as follows:
	2009	2008	2007

Statutory tax rate	33.0%	33.5%	34.0%

Income (loss) before income taxes	$79,656	$(170,270)	$(602,917)

Expected income (taxes) recovery	(26,287)	57,040	204,992
Effect on income taxes of:
Non-deductible stock-based compensation	-	150	(49,978)
Non-deductible portion of capital gains (losses)	3,700	(131,241)	-
Mineral properties written off	-	-	(79,873)
Capital gains taxed at higher rates	-	(697)	-
Other	(1,708)	201,651	-
Change in enacted rates	2,737	(101,443)	-
Valuation allowance	21,558	(25,460)	(75,141)

Income tax provision	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2009	2008	2007

Future income tax assets:
Non-capital losses	$275,550	$247,256	$228,672
Capital losses	111,557	113,612	-
Tax value of mineral properties in excess of accounting value	185,884	233,681	340,417
Valuation allowance	(572,991)	(594,549)	(569,089)

	$-	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all future tax assets.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 8            Income Taxes – (cont’d)

At December 31, 2009, the Company has accumulated non-capital losses totalling $950,173, which are available to reduce taxable income of future years. The non-capital losses expire as follows:

2026	$421,714
2027	254,005
2028	176,885
2029	97,569

$950,173

The Company has capital losses of $769,361 which can be carried forward indefinitely to reduce future capital gains.

The Company has Canadian and Foreign Development and Exploration Expenditures of $640,980 available to offset future taxable income.  These expenses carry-forward indefinitely and are deductible at various declining-balance rates.

Note 9             Changes in Accounting Policy and Recent Accounting Pronouncements

Changes in Accounting Policy

On January 1, 2009, the Company adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”).

In January 2009, the CICA issued EIC-173, Credit risk and fair value of financial assets and financial liabilities, which clarifies that own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial instruments including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. The adoption of this new standard did not have any significant impact on the consolidated financial statements.

In March 2009, the CICA issued EIC-174, Mining exploration costs, which provides guidance on the accounting and the impairment review of exploration costs. This Abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new standard did not have any significant impact on the Company’s consolidated financial statements.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. These amendments are applicable to financial statements relating to the Company’s annual financial statements ending on December 31, 2009. The amendments provide for additional disclosure requirements about fair value measurements of financial instruments and enhanced liquidity risk disclosure requirements for publicly accountable enterprises. The additional required disclosures are included in Note 11 of these financial statements.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 9                 Changes in Accounting Policy and Recent Accounting Pronouncements  – (cont’d)

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning  of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian generally accepted accounting principles and IFRS.

Note 10              Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject.  As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

The Company includes the components of shareholders’ equity in its management of capital.

As at December 31, 2009, the Company had capital resources consisting of cash and cash equivalents. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents.

 NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 10              Capital Management – (cont’d)

The Company’s investment policy is to invest its cash and cash equivalents in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

Note 11              Financial Instruments and Risk

Financial Instruments

As at December 31, 2009, the Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, advances payable and loans payable.

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity investments, available-for-sale, loans and receivables and other financial liabilities. The Company classifies its cash and cash equivalents as held-for-trading, amount receivable as loans and receivables, advances and loans payable and accounts payable as other financial liabilities.

Fair Value

The estimated fair values of cash and cash equivalents, amounts receivable, accounts payable, advances and loans payable approximate their respective carrying values due to the short period to maturity. For fair value estimates relating to derivatives, the Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in CICA Handbook section 3862 – Financial Instruments –Disclosures:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value of cash and cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets.

The fair value of advances payable and loans payable are equivalent to their carrying value since they are non-interest bearing.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 11           Financial Instruments and Risk – (cont’d)

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar. The Company has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company has transactions in US dollars (“US$).  Accordingly, the Company is exposed to foreign currency risk in respect to these transactions.  The Company has not undertaken hedging activities to mitigate this risk.  At December 31, 2009, the Company had advances payable of $194,139 (US$185,000) (2008 - $195,648 (US $160,000)) and loans payable of $65,938 (US$62,834) (2008 - $76,833 (US$62,834)) exposed to foreign exchange risk.

Interest Rate Risk

The Company manages its interest rate risk by obtaining the best commercial deposit interest rates available in the market by the major Canadian financial institutions.

The Company has investments in guaranteed investment certificates. The following table summarizes the impact of reasonable possible changes on interest rates for the Company at December 31, 2009, 2008 and 2007. The sensitivity analysis is based on the assumption that interest rate changes by 1% with all other variables remaining constant. The 1% sensitivity is based on reasonably possible changes over a financial year, using the observed range of historical rates for the preceding year.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 11           Financial Instruments and Risk – (cont’d)

Interest Rate Risk – (cont’d)

	2009 $	2008 $	2007 $

Impact on net loss:

1% increase	800	–	–

1% decrease	(800)	–	–

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  All marketable securities are subject to price and market volatility.

The Company optioned its interest in the Lennie property to Premier Gold Mines Limited (“Premier”), in part, for common shares of Premier.  These shares are subject to market risk.  As at December 31, 2009, the Company had received 40,000 of the possible 160,000 common shares of Premier contemplated in the option and purchase agreement.

During the year ended December 31, 2009, the Company sold the 40,000 common shares for proceeds of $100,823 resulting in a gain of $22,423.

Note 12          Disposition and Dissolution of Subsidiaries

On December 2, 2008, the Company sold all outstanding shares of its wholly owned subsidiary, Compania Minera P.A.M., S.A. de C.V., for proceeds of $1 cash, resulting in a gain on disposition of $8,250. The net assets disposed of are as follows:

Net current assets	$7,906
Net current liabilities	(16,157)
Net liabilities	(8,251)
Proceeds of dispositions	1
Gain on disposition	$8,250

Effective April 14, 2008, the Company dissolved Pan American Gold Corporation (“US Subsidiary”). The US Subsidiary was inactive and as a result there was no material gain or loss on dissolution.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respect with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Unites States.

The Company’s accounting principles generally accepted in Canada (“Canadian GAAP”) differ from accounting principles generally accepted in the United States (“U.S. GAAP”).  The material differences between Canadian GAAP and US GAAP and the rules and regulations of the Securities and Exchange Commission affecting the Company’s financial statements are summarized as follows:

Resource Properties

Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end. As the Company has not established proven and probable reserves on any of its mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

For Canadian GAAP, cash flows relating to mineral property exploration and development are reported as investing activities. For US GAAP, these costs are characterized as operating activities.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)
Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principle and the rules and regulations of the Securities and Exchange Commission on the statements of operations, the balance sheets and the statements of cash flows are summarized as follows:

Statements of Operations	2009	2008	2007

Net income (loss) per Canadian GAAP	$79,656	$(170,270)	$(602,917)
Gain related to option proceeds of mineral property	23,599	-	-
Mineral properties written off	-	-	234,920
Mineral property costs expensed	(1,074)	(2,016)	(78,722)

Net income (loss) per US GAAP	$102,181	$(172,286)	$(446,719)

Basic and diluted income (loss) per share per US GAAP	$0.08	$(0.14)	$(0.37)

Balance Sheets

Total assets per Canadian GAAP	$91,144	$57,072
Decrease in mineral properties due to expensing of mineral property costs	(1)	(22,525)

Total assets per US GAAP	$91,143	$34,547

Total liabilities per Canadian and US GAAP	$281,970	$327,554

Stockholder’s deficiency per Canadian GAAP	$(190,826)	$(270,482)
Cumulative mineral properties adjustment	(1)	(22,525)

Stockholder’s deficiency per US GAAP	$(190,827)	$(293,007)

Statements of Cash Flows

Operating Activities per Canadian GAAP	$(169,941)	$(138,990)	$(214,112)
Deferred exploration costs	(1,074)	(2,016)	(78,722)

Operating Activities per US GAAP	$(171,015)	$(141,006)	$(292,834)

Financing Activities per Canadian and US GAAP	$30,050	$167,790	$176,812

Investing Activities per Canadian GAAP	$199,749	$(3,113)	$(78,722)
Deferred Exploration costs	1,074	2,016	78,722

Investing Activities per US GAAP	$200,823	$(1,097)	$-

  NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Recent Accounting Pronouncements

US GAAP

In June 2009, the FASB issued guidance now codified as ASC 105, Generally Accepted Accounting Principles as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC. ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place.  The adoption of ASC 105 did not have a material impact on the Company’s financial statements, but did eliminate all references to pre-codification standards

In May 2009, FASB issued ASC 855, Subsequent Events, which establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009.  The adoption of ASC 855 did not have a material effect on the Company’s financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 14          Subsequent Event

Subsequent to year end, Premier terminated the option agreement made between the Company and Premier. In consideration for the termination, Premier agreed to issue the Company 20,000 common shares, pay for any environmental clean-up or remediation costs or liability arising from Premier’s activities on the property and deliver all technical information, surveys, data, reports and other documents related to the property that were prepared on behalf of Premier.

NEWCASTLE RESOURCES LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2009

The following management discussion and analysis (“MD&A”) of the financial position, results of operations and cash flows of Newcastle Resources Ltd. (the “Company”) for the year ended December 31, 2009 includes information up to and including April 20, 2010 and should be read in conjunction with the audited annual financial statements for the years ended December 31, 2009, 2008 and 2007.  Our financial statements were prepared in accordance with generally accepted accounting principles in Canada.  All amounts included in financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated.  Additional information relating to our company is available on the SEDAR website at www.sedar.com.

Disclosure Controls and Procedures & Internal Controls over Financial Reporting

Management is responsible for the preparation and integrity of the financial statements, including maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The audit committee meets with management to review the financial statements and the MD&A, and to discuss other financial, operating and internal control matters.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking statements”.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the various risks and uncertainties set forth in this MD&A.

The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Nature and History of Business

The Company was incorporated under the laws of the Province of Ontario and is extra-provincially registered in the Province of British Columbia.  We are a reporting issuer under the securities laws of both the Province of Ontario and the Province of British Columbia.  We are a foreign private issuer in the United States.  Our common shares trade on the OTC Bulletin Board under the trading symbol “NCSLF”.  On November 10, 2008, the Company changed its name from Pan American Gold Corporation to Newcastle Resources Ltd. and effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held.

On April 18, 2008, the Company’s inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved.

On October 7, 2008, the Company’s wholly-owned Mexican subsidiary, Compania Minera P.A.M. de C.V. was declared inactive by the Mexican registrar of companies.  On December 2, 2008, the Company disposed of the shares of its Mexican subsidiary.

The Company is in the business of acquiring, exploring and evaluating mineral properties.  The development of mineral properties is dependent on the receipt of a positive feasibility study.

OVERALL PERFORMANCE

Management Changes

On February 15, 2008, Denny Roman resigned from the board of directors.  Mr. Roman was replaced by Brent Petterson.  Mr. Petterson is a Certified General Accountant experienced in financial reporting matters associated with public companies.  He is on the board of directors of Garibaldi Resources Corp. and is the CFO of Sniper Resources Ltd.

On March 13, 2008, Giovanni Lopez resigned from the board of directors.  Mr. Lopez was replaced by John Toljanich.  Mr. Toljanich is a semi-retired businessman with extensive experience as a director of public resource and energy companies.

On May 9, 2008, Steve Bajic resigned from the board of directors and from his position President and CEO of the Company.  In addition, Martin Bajic resigned his position as CFO of the Company.  Steve Bajic was replaced on the board of directors by Roy Brown.  Mr. Brown has spent the past several years working as a consultant to Zena Mining Corp., a public company involved in barite mining in British Columbia, Canada.  Mr. Brown is also the President of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital.  John Toljanich replaced Steve Bajic as President and CEO of the Company.  Brent Petterson replaced Martin Bajic as CFO of the Company.

As a result of the above management changes, all outstanding stock options to prior management were cancelled.  No new options have been granted.

On October 6, 2009, the Company held its 2009 annual general meeting.  There were no changes to the Company’s board of directors or officers.

Restructuring Plan

The Company is continuing with its restructuring plan which included the name change to Newcastle Resources Ltd., the one-for-thirty share consolidation and the private placement of up to 10,000,000 post consolidation shares at US$0.05 per share, all of which were approved by the Company’s shareholders at its annual and special meeting on September 9, 2008.

The Company is currently developing a list of shareholders to raise the US$500,000 contemplated in the private placement.

The Company entered into an option and purchase agreement with Premier Gold Mines Limited (“Premier”) to option its 100% interest in the Lennie Property.  For this option, the Company would receive $400,000 and 160,000 common shares of the Premier over a period of three years, including $100,000 (received) and 40,000 shares (received) on signing of the option and purchase agreement.

The Company will continue to review opportunities in the mining sector with a view to acquiring a new project or projects capable of attracting additional financing and increasing shareholder value.

The Lennie Property

The Company has a 100% interest in the Lennie property, a gold exploration project located in the Red Lake Mining District of Ontario, Canada.  In addition to the surface rights, the Company owns ten patented claims for the mineral rights on the Lennie property.

The Lennie Property is strategically located northeast of the Red Lake Gold Mines complex along the same geological contact that hosts the major gold mines in Red Lake.  It covers the important unconformity between the ore-hosting Balmer volcanic rocks and the overlying sedimentary rocks.  Folded ultramafic rocks and conjugate fault structures will be the focus of an exploration program that will begin immediately on the property, including diamond drilling.  The last exploration to occur on the Lennie property was a small, shallow drill program in 1996. That program intersected faults containing mineralized quartz-carbonate veins in Balmer rocks. It is anticipated that deep drilling will begin in the spring to test these potential faults as well as other targets.

On April 14, 2009, the Company entered into an option and purchase agreement with Premier Gold Mines Limited to option its 100% interest in the Lennie Property.  For this option, the Company will receive $400,000 and 160,000 common shares of the Premier over a period of three years, including $100,000 (received) and 40,000 shares (received) on signing of the option and purchase agreement.  The Company sold the 40,000 shares of Premier for proceeds of $100,823.

A 3% net smelter return royalty is payable to the Company, which includes the underlying 2% royalty.  One-third (1% NSR) can be purchased by Premier at any time for the sum of $1,000,000.  In addition, the Premier has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

On April 1, 2010, Premier terminated the option and purchase agreement made between the Company and Premier.  In consideration for the termination, Premier agreed to issue the Company 20,000 common shares, pay for any environmental clean-up or remediation costs or liability arising from Premier’s activities on the property and deliver all technical information, surveys, data, reports and other documents related to the property that were prepared on behalf of Premier.  Premier incurred approximately $1,400,000 in exploration related expenditures on the Lennie property in 2009.

The Huicicila Property

In May 2006, we commenced evaluation of the Huicicila property in Nayarit State, Mexico.  After completing a due diligence review, a letter agreement was signed to acquire a 100% interest in the Huicicila property, subject to a 3% NSR, by completing the following:

Year 1:
Payment of US$20,000 (paid) at the beginning of the option period and a second payment of US$40,000 six months later.  The Company was to complete fieldwork commitments of US$100,000 (paid) on direct exploration of the property.  The due date for the second payment was extended until May 12, 2007.

In October 2006, we executed a definitive option agreement for the Huicicila property through the Company’s wholly owned Mexican subsidiary Compania Minera P.A.M., S.A. de C.V.

In fiscal 2007, the Company decided to dispose of its interest in Huicicila property based on difficulty in securing financing.  This property required a significant level of expenditure in the summer of 2007 in order to maintain the Company’s interest and consequently the disposition decision was made.

SELECTED ANNUAL INFORMATION
	2009	2008	2007
Revenues	$Nil	$Nil	$Nil
Income (loss) for the year	$79,656	$(170,270)	$(602,917)
Per share	$0.06	$(0.14)	$(0.50)
Total Assets	$91,144	$57,072	$35,985
Long Term Liabilities	$Nil	$Nil	$Nil
Dividends	$Nil	$Nil	$Nil

RESULTS OF OPERATIONS

Net income for the year ended December 31, 2009 was $79,656 compared to a net loss of $170,270 for the year ended December 31, 2008.

General and administrative expenses for the year ended December 31, 2009 increased to $140,008 from $135,915 in the prior year.  Management fees increased to $3,000 per month from $2,000 per month beginning April 2009.  In addition, the Company incurred consulting fees of $8,880 during 2009 related to an independent assessment of our internal controls over financial reporting.  Audit and legal fees decreased in 2009 as the Company was undergoing a corporate reorganization during 2008 which was substantially complete by the middle of 2009.

Other items for the year ended December 31, 2009 included a gain on option of the Lennie property to Premier Gold Mines Limited of $154,802 which represents the proceeds ($100,000 and 40,000 common shares of Premier valued at $78,400) in excess of the book value of the Lennie property.  In addition, the Company recorded a gain on sale of the 40,000 Premier shares of $22,423 which represents the proceeds of disposition of $100,823 in excess of the value of the Premier shares on the date of the option and purchase agreement of $78,400.  Finally, recent strength in the Canadian dollar versus the US dollar resulted in an exchange gain on loans and advances payable of $42,439 for the year ended December 31, 2009 compared to an exchange loss of $42,605 for the year ended December 31, 2008.

Cash used in operations during the year ended December 31, 2009 was $169,941 compared to $138,990 during the year ended December 31, 2008.  The increase was due to the increased general and administrative expenses discussed above and due to the payment of accounts payable outstanding at December 31, 2008.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2009	2009	2009	2009	2008	2008	2008	2008
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net loss	$29,996	$2,951	$(163,105)	$50,502	$69,139	$41,334	$23,980	$35,817
Per share	$(0.02)	$(0.00)	$0.13	$(0.04)	$(0.06)	$(0.03)	$(0.02)	$(0.03)
Per share, fully diluted	$(0.03)	$(0.00)	$0.13	$(0.04)	$(0.06)	$(0.03)	$(0.02)	$(0.03)

LIQUIDITY AND CAPITAL RESOURCES

Our financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions and the inhospitable funding environment make it difficult to raise funds by private placements of shares.  The junior resource industry has been adversely affected by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  The Company has financed its operations to date through the issuance of equity and through loans or advances payable.

At December 31, 2009, the Company had a working capital deficiency of $190,827.  Cash reserves are not sufficient to extinguish our obligations and funds will be required for general operations and to investigate new projects.  The Company will require the continued support of its creditors.  Additional loans or advances, option payments or equity financings will be required.  The Company proposes to complete a private placement of up to US$500,000 through the issuance of up to 10,000,000 post consolidation shares at US$0.05 per share in the near future.

During the year ended December 31, 2009, the Company received advances for working capital of US$25,000 (2008: US$160,000) which are included in current liabilities as advances payable.  These advances are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended December 31, 2009, the Company received $100,000 and 40,000 common shares of Premier Gold Mines Limited pursuant to an option and purchase agreement on the Lennie property.  The Company sold the 40,000 common shares for proceeds of $100,823.

OFF BALANCE SHEET ARRANGEMENTS

None.

RELATED PARTY TRANSACTIONS

The Company incurred the following charges by directors or officers of the Company or by companies with directors in common with the Company during the years ended December 31, 2009 and 2008:

	2009	2008

Accounting fees	$-	$5,000
Directors fees	1,000	-
Management fees	33,000	22,000

	$34,000	$27,000

At December 31, 2009, accounts payable and accrued liabilities includes $Nil (December 31, 2008: $525) due to a company with a director in common with the Company.

FOURTH QUARTER

All transactions during the fourth quarter were of a regular and recurring nature.

PROPOSED TRANSACTIONS

The Company intends to complete a private placement of up to US$500,000 through the issuance of up to 10,000,000 post consolidation shares at US$0.05 per share.

CRITICAL ACCOUNTING ESTIMATES

None.

CHANGES IN ACCOUNTING POLICIES

Changes in Accounting Policies

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. These amendments are applicable to financial statements relating to the Company’s annual financial statements ending on December 31, 2009. The amendments provide for additional disclosure requirements about fair value measurements of financial instruments and enhanced liquidity risk disclosure requirements for publicly accountable enterprises.

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian generally accepted accounting principles and IFRS.

International Financial Reporting Standards (“IFRS”)

The Company will be required to report utilizing IFRS effective on January 1, 2011.  In order to accomplish this, the Company will need to have a comparative statement prepared utilizing IFRS available for January 1, 2010.  Effectively this means that IFRS will need to be implemented January 1, 2010 with an opening balance sheet.

The Company’s CFO has taken IFRS seminars to become familiar with IFRS transition issues.  In addition, our audit committee will determine whether additional training for our other directors and officers is necessary.

The Company is currently determining which International Accounting Standards will affect our financial statements and if there are any choices to be made in the adoption of the new standards.

FINANCIAL INSTRUMENTS

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3840, “Related Party Transactions”.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

At December 31, 2009, the Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, advances payable and loans payable.  The Company classifies its cash and cash equivalents and marketable securities as held-for-trading and its accounts payable, accrued liabilities, advances payable and loans payable as other financial liabilities.

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  The Company’s cash and cash equivalents exposed to credit risk.  The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company’s accounts payable and accrued liabilities are all current and due within 90 days of the balance sheet date. The Company ensures that it has sufficient capital to meet its short-term financial obligations.

Currency Risk

The Company’s functional currency is the Canadian dollar.  The Company has liabilities denominated in US dollars.  A change in the exchange rate between the Canadian dollar relative to the US dollar could have a significant effect on the Company’s results of operations, financial position and cash flows.  The Company has not hedged its exposure to currency fluctuations in the US dollar, however, the Company’s common shares are issued in US dollars.  At December 31, 2009, the Company had advances payable of $194,139 (US$185,000) and loans payable of $65,938 (US$62,834) exposed to currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s cash and cash equivalents is exposed to interest rate risk.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  All marketable securities are subject to price and market volatility. The Company optioned its interest in the Lennie property, in part for common shares of Premier Gold Mines Limited (“Premier”).  These shares are subject to market risk.  To December 31, 2009, the Company had received 40,000 common shares of Premier.  The Company will be receiving an additional 20,000 common shares of Premier in consideration for the termination of the option and purchase agreement.

OUTSTANDING SHARE DATA

Issued and Outstanding

At December 31, 2009 and April 20, 2010, there were 1,258,797 common shares issued and outstanding.

Stock-based Compensation Plan

At December 31, 2009 and April 20, 2010, there were no stock options outstanding.

Share Purchase Warrants

At December 31, 2009 and April 20, 2010, there were no share purchase warrants outstanding.

RISKS AND UNCERTAINTIES

In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:

General Risk Associated with the Mining Industry

The Company is engaged in the exploration and evaluation of mineral properties.  We do not have defined mineral resources or reserves on any of our mineral properties.  Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and stable funding of exploration programs.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including size, grade, and proximity to infrastructure, as well as metal prices. Some other factors that affect the financial viability of a given mineral deposit include government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations.  Management attempts to mitigate its exploration risk through exploration in stable jurisdictions and through joint ventures with other companies.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the Company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until a replacement is found.  Recruiting personnel is time consuming and expensive and competition can be intense.  The Company may be unable to retain key employees or attract and train other necessary qualified employees which may restrict growth potential.

FORM 52-109FV1
CERTIFICATION OF ANNUAL FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, John Toljanich, Chief Executive Officer of Newcastle Resources Ltd. certify the following:

1.	Review: I have reviewed the annual financial statements and annual MD&A (together, the “annual filings”) of Newcastle Resources Ltd. (the “issuer”) for the financial year ended December 31, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 20, 2010

“John Toljanich”
_______________________
John Toljanich
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV1
CERTIFICATION OF ANNUAL FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Brent Petterson, Chief Financial Officer of Newcastle Resources Ltd. certify the following:

1.	Review: I have reviewed the annual financial statements and annual MD&A (together, the “annual filings”) of Newcastle Resources Ltd. (the “issuer”) for the financial year ended December 31, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 20, 2010

“Brent Petterson”
_______________________
Brent Petterson
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson
Brent Petterson,
Chief Financial Officer and Director
Date:  May 4, 2010